Exhibit 99.1

SUZANO PAPEL E CELULOSE S.A.

Publicly Held Company

Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registry (NIRE): 29.300.016.331

MINUTES OF AUDIT BOARD MEETING

(“Meeting”)

1.                                     Date, Time and Venue: The Audit Board of Suzano Papel e Celulose S.A. (“Company”) convened at 5:00 p.m. on February 21, 2019, at the branch office located at Av. Brigadeiro Faria Lima, 1355, 8º andar, in the City of São Paulo, State of São Paulo.

2.                                     Attendance: The following Audit Board members of the Company attended the Meeting: Rubens Barletta, Eraldo Soares Peçanha and Luiz Augusto Marques Paes. The meeting was also attended by Carlos Eduardo Pivoto Esteves, who acted as secretary.

3.                                     Agenda: (a) to examine the Management Report, the separate and consolidated Financial Statements and respective Notes relating to the fiscal year ended December 31, 2018, accompanied by the unqualified report of the independent auditors; (b) to examine the Executive Board proposal for distribution of dividends; and (c) to issue an opinion regarding items (a) and (b) above.

4.                                     Minutes in summary form: the Audit Board members unanimously approved the drawing up of these minutes in summary form, and waived the reading of the documents in the agenda as they were already aware of them.

5.                                     Decisions on the Agenda: After considering the matters in the agenda and based on discussions on the matters in the previous meeting of the Audit Board held on February 20, 2019 with the participation of the representatives of the independent auditors and of the Company’s Controllership area, who provided the clarifications requested by the Audit Board Members on the topic, the Audit Board members, unanimously and without reservations, decided as follows:

(a)                                after examining the Management Report, the separate and consolidated Financial Statements and respective Notes relating to the fiscal year ended December 31, 2018, and considering the unqualified report of the independent auditors, they concluded such documents are in compliance with the legal requirements and recommended their approval by the Shareholders Meeting; and

(b)                                to recommend the approval of the proposal of the Company’s Executive Board to declare and distribute dividends, to be submitted to the Shareholders Meeting (“Dividend Distribution Proposal”), which is part of the abovementioned Financial Statements, in the total amount of six hundred million reais (R$600,000,000.00), corresponding to R$0.54855 per common share of the Company, as follows: (i) three million, four hundred sixty-five thousand, nine hundred forty-seven reais and seventy-six centavos (R$ 3,465,947.76) as minimum mandatory dividends and (ii) five hundred ninety-six million, five hundred thirty-four thousand, fifty-two reais and twenty-four centavos (R$596,534,052.24) to be deducted from existing profit reserves; and

(minutes of the meeting of the Audit Board of Suzano Papel e Celulose S.A., held on February 21, 2019 at 5:00 pm)

(c)                                 after the abovementioned decisions, the Audit Board members approved the issue of the report attached hereto as Appendix I.

6.                                     Closure: there being no further business to discuss, the Meeting was closed. The minutes of the Meeting were drafted, read and approved by all Audit Board members present. Signatures. Rubens Barletta, Eraldo Soares Peçanha and Luiz Augusto Marques Paes.

São Paulo, February 21, 2019

Rubens Barletta	Eraldo Soares Peçanha

Luiz Augusto Marques Paes

(minutes of the meeting of the Audit Board of Suzano Papel e Celulose S.A., held on February 21, 2019 at 5:00 pm)

Appendix I

AUDIT BOARD REPORT

Dear Shareholders,

The members of the Audit Board of Suzano Papel e Celulose S.A. (“Company”) in a meeting held on February 21, 2019, and in the use of their attributions by law and the Bylaws reviewed the Management Report, the separate and consolidated Financial Statements, and corresponding Notes, all referring to the fiscal year ended December 31, 2018, accompanied by the unqualified report of PwC Auditores Independentes, and concluded such documents were in compliance with the applicable legal requirements and recommended their approval by shareholders gathered in a Shareholders Meeting.

Furthermore, the members of the Company’s Audit Board examined the Proposal of the Company’s Executive Board for Distribution of Dividends, which is part of the abovementioned Financial Statements, and, after concluding such proposal was in compliance with the applicable legal requirements, also recommended its approval by shareholders gathered in a Shareholders Meeting.

São Paulo, February 21, 2019

Rubens Barletta	Eraldo Soares Peçanha

Luiz Augusto Marques Paes